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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BONDMART, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

32 OLD SLIP, 11TH FLOOR
(No. and Street)

JUL 06 2007
THOMSON
FINANCIAL

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN R. KINKADE (415) 453-4132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, SUITE 52, (Address) SAN RAFAEL (City) CALIFORNIA (State) 94903 (Zip Code)



SEC MAIL
JUN 2 - 2007
WASH D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN R. KINKADE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDMART, INC., as of MARCH 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Financial Principal

Title

Notary Public



HOWARD SALKIN
COMM. #1425388
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
My Comm. Expires June 25, 2007
NCR-1
NCR-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONDMART, INC

FINANCIAL STATEMENTS

For the year ended March 31, 2007

BONDMART, INC.

FINANCIAL STATEMENTS

For the year ended March 31, 2007

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Bondmart, Inc:

I have audited the statement of financial condition of Bondmart, Inc as of March 31, 2007, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bondmart, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



June 15, 2007

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

BONDMART, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS

Cash	$ 6,368
Prepaid expenses	71
Organization costs	4,788
Total Assets	$ 11,227

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 208
Total liabilities	208
Stockholder's Equity:	
Common stock, no par value 35,000,000 shares authorized; 3,280,000 shares issued and outstanding	328
Additional paid-in capital	194,156
Retained earnings (deficit)	(183,575)
Total stockholder's equity	11,019
Total Liabilities and Stockholder's Equity	$ 11,227

The accompanying notes are an integral part of these financial statements

BONDMART, INC

STATEMENT OF OPERATIONS

For the year ended March 31, 2007

Revenue	$ 0
Total revenue	0
Expenses	
Management fees	41,302
Consulting and fees	24,470
Marketing & development	7,356
Occupancy	5,960
Information services	5,298
Regulatory fees	1,242
Fidelity bond	368
Total expenses	85,996
Income (loss) before income taxes	(85,996)
Provision for income taxes	1,300
Net income (loss)	$ (87,296)

The accompanying notes are an integral part of these financial statements

BONDMART, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended March 31, 2007

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE March 31, 2006	$ 250	$116,234	$ (96,169)	$ 20,315
Sale of common stock	78			78
Contribution of Additional Paid in Capital		77,922		77,922
Net income (loss)			(87,296)	(87,296)
ENDING BALANCE March 31, 2007	$ 328	$194,156	$(183,465)	$11,019

The accompanying notes are an integral part of these financial statements

BONDMART, INC.

STATEMENT OF CASH FLOWS

For the year ended March 31, 2007

Cash flows from operating activities:	
Net income (loss)	$ (87,296)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(70)
Decrease in rental lease deposit	1,424
Increase in start up costs	
Increase in accounts payable	143
Net cash provided (used) by operating activities	(85,799)
Cash flows provided by financing activities:	
Sale of common stock	78
Contribution of additional paid in capital	77,922
Net cash provided by financing activities	78,000
Net increase (decrease) in cash and cash equivalents	(7,779)
Cash and cash equivalents at beginning of period	14,167
Cash and cash equivalents at end of period	$ 6,368
Supplemental information	
Income taxes paid	$ 1,300

The accompanying notes are an integral part
of these financial statements

BONDMART, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2007

Note 1) Organization

Bondmart, Inc (the Company) was incorporated on March 27, 2000 in the state of Delaware. In April 2006 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In April 2006 the Company became a member of the National Association of Securities Dealers, Inc. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is in the process of designing and implementing proprietary software for the market making and trading of U.S government securities. As of the date of this report, no revenue transactions have been earned or recorded by the Company.

Bondmart, Inc. is a wholly owned subsidiary of Bondmart Technolgies, Inc.

Note 2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Amortization of start up costs will commence once revenues are earned by the Company.

Note 3) Income Taxes

The Company files income tax returns on a consolidated basis with its parent company, Bondmart Technologies, Inc. The Company has no federal income taxes for the year ended March 31, 2007. The minimum state taxes assessed by the states of Delaware and New York are $1,300 for the year ended March 31, 2007, all of which were paid directly to the Company's parent company, Bondmart Technologies, Inc. As of March 31, 2007 Bondmart Technologies, Inc. has not paid the state taxes to the respective states.

Therefore, to the extent that the Company's parent has not paid these minimum state taxes, an addition of $1,300 has been entered to increase aggregate indebtedness on the Computation Of Net Capital on Schedule I page 2 of this report.

The Company's net operating losses for income tax purposes are reported as part of the parent company's consolidated income tax returns. The Company has not accrued the future benefit of the net operating loss carryovers and has not recorded a deferred tax asset since the earning of future net income is not certain.

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At March 31, 2007, the Company's net capital was $ 6,160, the amount of which is $1,160 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 8 to 1. On March 31, 2007, the Company's net capital ratio was 0.24 to 1.

Note 5) Related Parties

The shares of the Company are wholly owned by its parent, Bondmart Technologies, Inc. Bondmart Technologies, Inc. provides office, communication and administrative services to the Company for which the Company pays a management fee. During the year ended March 31, 2007 a management fee of $41,302 was paid by the Company to Bondmart Technologies, Inc.

Note 6) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with the provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through March 31, 2007.

Note 7) Lease Obligations

The Company leased office space on a month to month basis during the year ending March 31, 2007. The lease payments are accounted for as an operating lease. The lease was terminated in January 2007. As of March 31, 2007 and the date of this report there are no current or future lease obligations.

COMPUTATION OF NET CAPITAL

as of March 31, 2007

Firm Name: BONDMART, INC.
Firm ID: 67123

1	Total ownership equity	$ 11,019
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	11,019
Add:		
A	Allowable subordinated liabilities	
B	Other deductions or credits	
	Description Amount	
5	Total cap & allowable subloans	11,019
6	Deductions and/or charges	
A	Total non allowable assets	4,859
B	Aged Fail to deliver	
1	Number of items	
H	Total deductions and/or charges	4,859
7	Other additions and/or allowable credits	
	Description Amount	
8	Net capital before haircuts	6,160
9	Haircuts on securities:	
A	Contractual commitments	
B	Subordinated debt	
C	Trading and investment securities	
1	Exempted securities	
2	Debt securities	
3	Options	
4	Other securities	
D	Undue concentration	
E	Other	
	Description:	
10	Net Capital	$ 6,160

COMPUTATION OF NET CAPITAL

as of March 31, 2007

Firm Name: BONDMART, INC.
Firm ID: 67123

11	Minimum net capital requirement: (based on Aggregate Indebtedness)		89
12	Minimum Dollar Requirement		5,000
13	Net capital required (greater of line 11 or 12)		5,000
14	Excess net capital (line 10 less line 13)		1,160
15	Excess net capital @ 1000% (net cap – 10% of AI)		6,009
	Computation of Aggregate Indebtedness		
16	Total AI liability from balance sheet		208
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
	State taxes payable by parent corp	$1,300	1,300
19	Total Aggregate Indebtedness		1,508
20	Percentage of aggregate indebtedness to net capital		24
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		24

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))
30	Option deductions/Net Capital

SCHEDULE II

BONDMART, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
MARCH 31, 2007

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B). The Company has complied with provisions for exemption from Rule 15c3-3 throughout the year ended May 31, 2007. Although no customer transactions have occurred as of March 31, 2007, the Company has arranged for customer transactions to be cleared through another broker-dealer, Daiwa Securities America Inc., SEC #8-12242, on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

BONDMART, INC

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

March 31, 2007

(Additional Information)

Net capital per unaudited statements	$ 6,160
Add (deduct) audit differences:	
	0
Net capital per audited statements	$ 6,160

GPH G. Paul Hendriks, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Bondmart, Inc:

In planning and performing my audit of the financial statements of Bondmart, Inc. for the year ended March 31, 2007, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Bondmart, Inc. including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) the recordation of the differences required by Rule 17a-13 and (iii) complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

San Rafael, California
June 15, 2007

END